Exhibit 99.2

CERTIFICATE OF DESIGNATION OF RIGHTS, PREFERENCES AND PRIVILEGES OF SERIES F PERPETUAL PREFERRED STOCK

OF

TOP SHIPS INC.

(Pursuant to Section 35 of the Business Corporations Act of the Republic of the Marshall Islands)

The undersigned, Mr. Alexandros Tsirikos, does hereby certify:

1.        That he is the duly elected and acting Chief Financial Officer and Secretary of Top Ships Inc., a Marshall Islands corporation (the “Company”).

2.        That, pursuant to the authority conferred by the Company’s Third Amended and Restated Articles of Incorporation, as amended, the Company’s Board of Directors (the “Board”) on January 17, 2022 adopted the following resolution designating and prescribing the powers, preferences and relative, participating, optional or other rights and qualifications, limitations or restrictions of the Company’s Series F Perpetual Preferred Stock and such resolution has not been modified and is in full force and effect on the date hereof:

RESOLVED, that pursuant to the authority vested in the Board by the Third Amended and Restated Articles of Incorporation, as amended, the Board does hereby establish a series of preferred stock, par value $0.01 per share, and the designation and certain powers, preferences and other special rights of the shares of such series, and certain qualifications, limitations and restrictions thereon, are hereby fixed as follows:

Section 1.                Designation and Amount. The shares of such series shall be designated as “Series F Perpetual Preferred Stock”. The Series F Perpetual Preferred Stock shall have a par value of $0.01 per share, and the number of shares constituting such series shall consist of 7,560,759 shares.

Section 2.                Dividends and Distributions.

(a)               Subject to the prior and superior right of the holders of any shares of any series of preferred stock ranking prior and superior to the shares of Series F Perpetual Preferred Stock with respect to dividends, the holders of shares of Series F Perpetual Preferred Stock shall be entitled to receive out of funds legally available for the purpose, semi-annual dividends payable in cash on the last day of June and December in each year (each such date being referred to herein as a “Semi Annual Dividend Payment Date”), commencing on the first Semi Annual Dividend Payment Date in an amount per share (rounded to the nearest cent) equal to thirteen and one-half percent (13.5%) per year of the Liquidation Amount of the then outstanding Series F Perpetual Preferred Stock (computed on the basis of a 360-day year and the actual days elapsed).

(b)               In addition to the semi-annual dividend payable pursuant to Section 2(a), and subject to the prior and superior right of the holders of any shares of any series of preferred stock ranking prior and superior to the shares of Series F Perpetual Preferred Stock with respect to dividends, each holder of shares of Series F Perpetual Preferred Stock upon the initial issuance of such shares of Series F Perpetual Preferred Stock shall be entitled to receive out of funds legally available for the purpose a one-time dividend payable 30 days following the initial issuance of such shares, in an amount (rounded to the nearest cent) equal to four percent (4.0%) of the Liquidation Amount of such shares of Series F Perpetual Preferred Stock.

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(c)               Accrued but unpaid dividends shall bear interest at a rate of thirteen and one-half percent (13.5%) per year. Dividends paid on the shares of Series F Perpetual Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board may fix a record date for the determination of holders of shares of Series F Perpetual Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

Section 3.                Voting Rights. The holders of shares of Series F Perpetual Preferred Stock shall have the following voting rights:

(a)               Each share of Series F Perpetual Preferred Stock shall entitle the holder thereof to the voting power of ten (10) common shares of the Company, par value $0.01 per share (the “Common Stock”).

(b)               Except as otherwise provided herein or by law, the holders of shares of Series F Perpetual Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Company.

(c)               Except as required by law, holders of Series F Perpetual Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 4.                Consolidation, Merger, etc.

(a)               Subject to Section 8, upon any consummation of a binding share exchange or reclassification involving the Series F Perpetual Preferred Stock, or of a merger or consolidation of the Company with another corporation or other entity through one or a series of related transactions, then either (x) the shares of Series F Perpetual Preferred Stock shall remain outstanding or, (y) in the case of any such merger or consolidation with respect to which the Company is not the surviving or resulting entity, then the Series F Perpetual Preferred Stock shall be converted into or exchanged for preferred securities of the surviving or resulting entity or its ultimate parent, and in either case of (x) or (y) such shares remaining outstanding or such preferred securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of Series F Perpetual Preferred Stock immediately prior to such consummation, taken as a whole; provided, however, that for all purposes of this Section 4, any increase in the authorized number of shares of Preferred Stock, including any increase in the authorized number of Series F Perpetual Preferred Stock, will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the holders of Series F Perpetual Preferred Stock.

Section 5.                Liquidation, Dissolution or Winding Up.

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(a)               Upon any liquidation, dissolution or winding up of the Company, the holders of shares of Series F Perpetual Preferred Stock shall rank pari passu with the Common Stock in any distribution of the net assets of the Company.

Section 6.                Redemption.

(a)               The Company at its option shall have the right to redeem (unless otherwise prevented by law), a portion or all of the outstanding shares of Series F Perpetual Preferred Stock. To effect any redemption pursuant to this paragraph, the Company shall pay an amount equal to ten dollars ($10) per share of Series F Perpetual Preferred Shares (the “Liquidation Amount”), plus a redemption premium equal to twenty percent (20%) of the Liquidation Amount being redeemed (“Redemption Premium”), plus an amount equal to any accrued and unpaid dividends on such shares of Series F Perpetual Preferred Stock (collectively referred to as the “Redemption Amount”). In order to make a redemption, the Company shall first provide one (1) business day advanced written notice to the holders of its intention to make a redemption (the “Redemption Notice”) setting forth the amount it desires to redeem. Upon the expiration of the one (1) business day period, the Company shall deliver to each holder the Redemption Amount with respect to the amount redeemed.

(b)               Upon the occurrence of a Mandatory Redemption Event, the Company shall as promptly as practicable redeem (unless otherwise prevented by law), all of the outstanding shares of Series F Perpetual Preferred Stock. To effect any redemption pursuant to this paragraph, the Company shall pay an amount equal to the Liquidation Amount with respect to all outstanding shares of Series F Perpetual Preferred Stock, plus a redemption premium equal to forty percent (40%) of such Liquidation Amount, plus an amount equal to any accrued and unpaid dividends on the shares of Series F Perpetual Preferred Stock. “Mandatory Redemption Event” shall mean that the aggregate voting power represented by securities of the Company “beneficially owned” (as such term is defined in Rule 13d-3 under the Exchange Act of 1934, as amended (the “Exchange Act”)) by Family Trading Inc., Tankers Family Inc., the Lax Trust, Evangelos Pistiolis and any of their “affiliates” and “associates” (as such terms are defined under Rule 12b-2 of the Exchange Act) is or becomes less than 50% of the aggregate voting power represented by all issued and outstanding securities of the Company.

(c)               The shares of Series F Perpetual Preferred Stock shall not be subject to redemption in cash at the option of the holders thereof under any circumstances.

Section 7.                Ranking. All shares of the Series F Perpetual Preferred Stock shall rank pari passu with all classes of Common Stock.

Section 8.                Amendment; Waiver. The Third Amended and Restated Articles of Incorporation of the Company, as amended, shall not be further amended in any manner which would materially alter or change the powers, preference or special rights of the Series F Perpetual Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority of the outstanding shares of Series F Perpetual Preferred Stock, voting separately as a class. Any term or provision of this Certificate of Designations may be waived, with the written consent of the Company and the vote or written consent of holders of all of the shares of Series F Perpetual Preferred Stock at the time outstanding.

Section 9.                Fractional Shares. Series F Perpetual Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series F Perpetual Preferred Stock.

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Section 10.            Transfer of Series F Perpetual Preferred Stock. A holder may transfer some or all of its shares of Series F Perpetual Preferred Stock without the consent of the Company.

Section 11.            Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to the holders), a register for the shares of Series F Perpetual Preferred Stock, in which the Company shall record the name, address and facsimile number of the persons in whose name the shares of Series F Perpetual Preferred Stock have been issued, as well as the name and address of each transferee. The Company may treat the person in whose name any shares of Series F Perpetual Preferred Stock is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any properly made transfers.

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IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation by its Chief Financial Officer and Secretary on January 17, 2022.

/s/ Alexandros Tsirikos
Name: Alexandros Tsirikos
Title: Chief Financial Officer and Secretary

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